Exhibit 12

700 12th Street, NW
Washington, DC 20005

December 17, 2025

Wahed Real Estate Fund I LLC

27 East 28th Street, 8th Floor

New York, New York 10016

Ladies and Gentlemen:

We are acting as counsel to Wahed Real Estate Fund I LLC, a Delaware limited liability company (the “Company”) with respect to the preparation and filing of an offering statement on Form 1-A. The offering statement covers the contemplated sale of up to $75,000,000 of the Company’s limited liability company interests designated as “Common Shares” of the Company (the “Shares”).

In connection with the opinion contained herein, we have examined the offering statement, the certificate of formation of the Company, the Company’s Limited Liability Company Agreement, as well as all other documents necessary to render an opinion. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

The opinion set forth below is limited to the Delaware Limited Liability Company Act, which includes reported judicial decisions interpreting the Delaware Limited Liability Company Act.

Based upon the foregoing, we are of the opinion that the Shares being sold pursuant to the offering statement have been duly authorized and will be, when issued in the manner described in the offering statement, legally and validly issued, fully paid and holders of the Shares will have no obligation to make payments or contributions to the Company or its creditors solely by reason of their ownership of the Shares.

No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

We further consent to the use of this opinion as an exhibit to the offering statement.

Yours truly,

/s/ CrowdCheck Law LLP
CrowdCheck Law LLP